September 11, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies, Inc.
Offering Statement on Form 1-A
Filed July 13, 2020
File number: 024-11267

Ladies and Gentlemen:

StrikeForce Technologies, Inc., a Wyoming corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated August 7, 2020. Our responses are numbered to match the comment number listed in that correspondence letter.

Risk Factors, page 14

1. Please add a risk factor that discusses the potential impact of your defaults on notes payable and convertible notes payable in the aggregate amount of $3,623,638.

We have noted this comment and revised the disclosure.

Our management has broad discretion…, page 22

2. Your statement that you intend to use the proceeds from this offering for working capital and general corporate purposes appears to be inconsistent with your disclosure on that you intend to use the proceeds of this offering to develop your SafeVchat product.

Please advise or revise.

1 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

We have noted this comment and revised the disclosure.

Purchasers of our common stock…, page 22

3. Please quantify the “other securities” that may be converted into common stock.

We have noted this comment and revised the disclosure to specify the other securities.

Risks Related to this Offering and Our Securities, page 22

4. We note that your subscription agreement contains a forum selection provision that identifies a court located within the State of Wyoming as the exclusive forum for any action arising under the subscription agreement. Please revise your subscription agreement and add risk factor disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state in the risk factor that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state in the risk factor and subscription agreement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have noted this comment and revised the disclosure to include this risk factor.

5. We note that Messrs. Kay Pemmaraju and Waller hold Series A preferred stock that has voting rights equal to eighty percent of the total current issued and outstanding shares of common stock. Please add risk factor disclosure that these individuals will continue to have substantial control over the company after the offering.

We have noted this comment and revised the disclosure to include this risk factor.

Description of Business

Business, page 30

6. Your statement that you “are now experiencing a continual growing market demand” appears to be inconsistent with the substantial decline in revenues for the period ended March 31, 2020. Please advise or revise. If material, discuss the impact of COVID-19 on your business and results of operations.

2 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

Question 6:

We have noted this comment and revised the disclosure.

7. Please disclose the basis for your belief that Cyber Safety will exercise its option to purchase GuardedID. Also, clarify what intellectual property rights the Company will retain, if any, in the event Cyber Safety exercises the option and how such an acquisition would affect the Company’s ongoing patent enforcement litigation. Please also disclose that you did not recognize any revenue from the license agreement with Cyber Safety for the period ended March 31, 2020.

We have noted this comment and revised the disclosure.

8. We note that two of your customers accounted for 65% and 12% of your revenues for the three months ended March 31, 2020. Please identify these customers and disclose thematerial terms of your agreements with them including the term and any termination provisions. Refer to Item 7.a.2. of Part II of Form 1-A. Also, please file the agreement with the customer that accounts for 65% of your revenue as an exhibit to your offering circular as required by Item 17.6(b)(ii) of Part III of Form 1-A.

We have noted this comment and revised the disclosure to indicate that the top two customers comprise 71% and 14% respectively of our revenues for the six months ended June 30, 2020, and included the Exhibit.

Reverse Stock Split and Changes in Authorized Shares, page 30

9. We note you completed a 1:500 reverse stock split of the Company’s issued and outstanding shares of common stock Effective June 25, 2020. Please revise statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-1 to reference the stock split and dual-date its opinion in accordance with AICPA AU-C Section 560.A11. In addition, we note you disclosed such stock split as “a 1:500 reverse stock split” on page 30, 46, F-6, F-8, and F-15. Please revise your disclosure to “500:1 Reverse Stock Split”, so the Reverse Stock Split disclosures are consistent with such disclosure on page 61 and F-35.

3 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

We have noted this comment and revised the disclosure for consistency.  Our independent registered public accounting firm’s report for the year ended December 31, 2019, has been dual-dated to reference the reverse stock split.

BlockSafe Technologies, Inc., page 40

10. You disclose that BlockSafe Technologies, Inc. agreed to issue tokens to several unrelated parties under the terms of unsecured promissory notes. Please disclose the steps you have taken in your exploration efforts and whether, and if so how, you intend to use the funds you have received from investors pursuant to the promissory notes for these efforts. Disclose whether you expect you will need additional funds for your exploration efforts. Please also disclose whether your failure to develop or issue these tokens as of June 30, 2020 constitutes an event of default under the promissory notes and disclose any risks associated with such defaults.

Response

In 2018, the Company’s consolidated subsidiary BlockSafe issued promissory notes to investors.  As part of each promissory note agreement BlockSafe agreed to pay a financing obligation to the note holders equal to the note principal in tokens, as defined, to be issued by BlockSafe.

The steps we have taken to date in our efforts to develop tokens include the following: we have completed a formal plan for the Tokens, we have completed a white paper on the purpose of our Tokens, we have hired a consultant and a legal professional regarding the legal implications of developing tokens, and we have a blockchain for our Tokens (BSAFE®). We have not yet finalized a budget for the development of Tokens, we have not yet hired a full development team, we have not yet completed the development of Tokens, and we have not yet developed any payment, trading, or custody platform or infrastructure related to the Tokens.

We have used the funds received from investors pursuant to the promissory notes for the efforts mentioned above to develop the Tokens and to develop an additional product and prepare it for sale. We currently don’t require additional funds for the development efforts.

The failure to develop or issue these Tokens as of June 30, 2020 does not constitute an event of default under the promissory notes. It should be noted however that the promissory notes were not repaid pursuant to their terms, and are currently in default. We have stated to the note holders that once StrikeForce has the funds or BlockSafe sells the Tokens, the intent is to satisfy the outstanding balances as soon as possible.In the event that we are unable to satisfy the outstanding balances of the Notes, it could have a material adverse effect on our business, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45

11. Please disclose the minimum funding required remaining in business for at least the next 12 months. Please refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release No. 33-8350 for additional guidance.

We have noted this comment and revised the disclosure.

Interests of Management and Others in Certain Transactions, page 58

12. Please file the convertible notes and promissory notes as exhibits to your offering circular. Refer to Item 17.6(b)(i) of Part III of Form 1-A.

We have noted this comment and revised the disclosure to include the Exhibits.

Notes to the Consolidated Financial Statements

Basis of presentation and principles of consolidation, page F-21

13. Please provide a detailed analysis explaining why consolidating BlockSafe is appropriate since it is not majority-owned. We refer you to ASC 810-10-15-3.

Response: The Company has prepared the following analysis of why consolidating BlockSafe is appropriate since it is not majority-owned.

4 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

Background

In December 2017, the Company formed a subsidiary, BlockSafe Technologies, Inc. (“BlockSafe”). BlockSafe is owned 49% by the Company, 31% by three executive officers of the Company (11% Mark Kay, 10% for each of Ram Pemmaraju and George Weller) and 20% by two unrelated individuals.

Accounting Analysis

Is BlockSafe a legal entity? Do the scope exceptions to consolidation guidance apply?

ASC 810-10-15-3 provides that all reporting entities should apply the guidance under ASC 810–Consolidation to determine whether and how to consolidate another entity. The Company concluded that BlockSafe, a Wyoming corporation, is a legal entity, and that none of the scope exceptions to the consolidation guidance listed in ASC 810-10-15-12 or ASC 810-10-15-17 are applicable.

Does the Company have a variable interest in BlockSafe?

A variable interest is a contractual, ownership, or other monetary interest in the entity whose value changes with changes in the fair value of the entity’s net assets. The Company has a management agreement with BlockSafe in which BlockSafe agrees to pay $36,000 a month to StrikeForce for in substance a license fee, and an addition fee of $5 million for one time license fee once BlockSafe receives $1 million. The management agreement between StrikeForce and BlockSafe creates a variable interest in BlockSafe’s operations. The management fee is currently eliminated in consolidation. The fees to be paid by BlockSafe to the Company create the variable interest. Per ASC 810-10-55-37, the fees would not constitute a variable interest if among other things, (i) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services, and (ii) the total amount of anticipated fees are insignificant relative to the total amount of the variable interest entity’s (VIE’s) anticipated economic performance. Based on above, the Company cannot determine if the fees are commensurate with the level of effort required to provide these services (i.e. does the fee represent an arms-length transaction). Also, the management fees are not an insignificant amount of total expenses. Therefore the Company determined that it’s management contract with BlockSafe is an explicit variable interest in BlockSafe.

5 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

Is BlockSafe a variable interest entity?

ASC 810-10-15-14 outlines three conditions, any of which renders an entity a variable interest entity and places it within the scope of the VIE consolidation guidance. Management concluded that BlockSafe is a variable interest entity based on its analysis of these conditions are outlined below:

•	BlockSafe’s equity at risk is defined as equity contributed to BlockSafe by its shareholders. On January 8, 2018, the inception date of the management services agreement with the Company (“the equity sufficiency determination date”), BlockSafe has no equity at risk. Therefore, at January 8, 2018, BlockSafe did not have sufficient equity at risk on a quantitative basis per the guidance above to permit it to finance its activities. Accordingly BlockSafe is a VIE based on this condition.
•	The second condition in ASC 810-10-15-14 asks if the holders of the equity investment at risk lack any one of the three characteristics typical of a controlling financial interest? The three typical characteristics equity investors have that allow consolidation are (i) the power to direct the activities of the entity, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns (i.e. cash flows as defined) of the entity. If the equity holder lacks any of the characteristics, then consolidation would not be appropriate. The holders of the equity investment have the power to direct the activities of BlockSafe, an obligation to absorb losses, the right to receive the expected residual returns of BlockSafe. Accordingly BlockSafe is a VIE based on this condition.
•	The third condition in ASC 810-10-15-14 inquires if BlockSafe is structured with non-substantive voting rights (i.e. anti-abuse clause). BlockSafe is not structured with non-substantive voting rights. Accordingly BlockSafe is a VIE based on this condition.

Based on above, the Company determined that BlockSafe was a VIE and analyzing BlockSafe with the Variable Interest Model (vs. Voting Interest Model) was appropriate.

Is the Company the single decision maker for BlockSafe or is power shared? Does the Company and the related party group collectively have characteristics of being the primary beneficiary?

The Company determined that it individually, through its 49% equity interest in BlockSafe, does not have the power to direct the activities of BlockSafe as other shareholders could vote to otherwise direct the activities of BlockSafe. The Company next evaluated whether it and its related parties (three executives officer of the Company that collectively hold 31% equity interest in BlockSafe), as a group, collectively have power and benefits. The Company determined that the combined 80% equity interest it and its related parties hold does represent the power and benefits of BlockSafe.

6 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

Is the Company “most closely associated” with BlockSafe?

The Company then considered the guidance of 810-10-25-44 in determining that if it was the party in the group that was most closely associated with BlockSafe:

•	Management believes that the Company can easily be identified by outside parties as the prime representative or leader of the related party group (i.e., as the one in charge).
•	The planned development operations of BlockSafe are substantially similar in nature to the activities of StrikeForce
•	Other equity holders may not “kick out” the Company or its management from BlockSafe
•	BlockSafe is licensing the software and products it plans to use in its operations from the Company.
•	BlockSafe outsources most of its operating activities to the Company.
•	The Company absorbs a significantly greater portion of BlockSafe’s expected losses and receives a significantly greater portion of BlockSafe’s expected returns (compared with other parties in the related party group).
•	BlockSafe’s purpose and design was to be in substance a subsidiary of the Company’s that plans to use and develop blockchain technology that complements the Company’s current software.

Based on the above analysis, the Company concluded that it is the primary beneficiary of BlockSafe and that BlockSafe should be consolidated.

Going forward, beginning with our September 30, 2020 financial statements, we will add the following disclosure to our consolidation policy:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its subsidiary, BlockSafe Technologies, Inc. (“BlockSafe”). BlockSafe is owned 49% by the Company and 31% by three executive officers of the Company. BlockSafe meets the definition of a variable interest entity and based on the determination that the Company is the primary beneficiary of BlockSafe, BlockSafe’s operating results, assets and liabilities are consolidated by the Company. Intercompany balances and transactions have been eliminated in consolidation. At December 31, 2019, noncontrolling interests represents 51% of BlockSafe that the Company does not directly own. The Company and BlockSafe have a management agreement pursuant to which BlockSafe shall remit a management fee of $36,000 per month to the Company, and when BlockSafe reaches a milestone of $1,000,000 in financing, an additional management fee of $5,000,000 shall be owed to the Company, payable monthly over three years. The management fee is currently eliminated in consolidation.

7 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

Revenue Recognition, page F-21

14. We note you disclosed: “[t]he Company’s revenue consists of revenue from sales and support of our software products. Revenue primarily consists of sales of software licenses of our ProtectID®, GuardedID® and MobileTrust® products. We recognize revenue from these arrangements ratably over the contractual service period. “ Please expand your disclosure to address the following. As part of your response, please refer to the authoritative guidance that supports your accounting.

•	Please provide the terms of these software licenses arrangements, including the duration of these arrangements;
•	Please disclose whether your sale of software revenues line item includes revenues from perpetual and term- based licenses. In addition, please include when and how you recognize the related revenue (i.e. “at a point in time” or “over time”);
•	When you state that you recognize revenue from these arrangements ratably over the contractual service period, please clarify whether you recognize software license and maintenance revenue ratably over the term of the license and maintenance arrangements. To the extent that the software license and maintenance services are accounted for as one performance obligation, explain further the factors considered in determining that they are not both distinct and separable.

Response: The Company currently has a software license agreement with seven customers to provide subscriptions for its keystroke encryption software.

The terms of the software license agreements are summarized as follows:

•	Allow the customer to use the Company’s keystroke encryption software for one month
•	Have an initial term of one to three years and automatically renew for one year. The contractual service period is to provide service for one month, and either party can opt out of the contract at any time for convenience without penalty;
•	Subscription service revenue is at a fixed rate per user (e.g. $0.35 per user per month) and total revenue is based on the number of users in a month.
•	The fixed consideration related to subscription is recognized on a straight-line basis over the contract term, which are on a month-to-month basis. Any cash payments received in advance of the Company’s performance are deferred.
•	The Company offers no discounts, rebates, rights of return, or other allowances to clients which would result in the establishment of reserves against service revenue.

The Company determined that its sale of software revenues are from term-based licenses and are recognized over time over the one month contract term of licenses.

8 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com

The Company recognizes revenue for its license agreements over the term of the license agreement. The Company does not have any separate maintenance agreements that are accounted for as separate performance obligations. The Company has concluded that the support and maintenance services consisting of bug fixes and updates are not distinct within the context of its contracts. The support and maintenance services are provided over the same period and have the same pattern of transfer of control, and so the support and maintenance services are combined and recognized as a single performance obligation.

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

9 | Page
1090 King George’s Post Rd., Suite 603		Tel. (732) 661-9641
Edison, NJ 08837		Fax (732) 661-9647
www.sftnj.com